UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2007
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      ☑ Form 20-F      ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

METAL STORM LIMITED ACN 064 270 006

ADVICE FROM COMPANY’S MAJOR SHAREHOLDER
Brisbane, AUSTRALIA — 1 October 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
Metal Storm Limited advises that the company has received the attached advice from Mr JM O’Dwyer, the company’s largest shareholder, in relation to Mr O’Dwyer and his associates’ intentions for their shareholding in the company. Mr O’Dwyer has consented to his letter being released to the market. Mr O’Dwyer’s advice does not impact the operations of the Company.
The board of directors advises that the Company’s development programs are proceeding on track and it is pleased with this progress.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contacts:
Peter Wetzig — Company Secretary
Lee Finniear — Chief Executive Officer
Metal Storm Limited — Ph: +61 (0) 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia. Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system. Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

To: Metal Storm Limited	1 October 2007
Attention: Peter Wetzig
Company Secretary
Rhonda and I congratulate the Company on recent progress, particularly the ongoing successful development of the 3GL and Redback systems, and the success of the earlier June 30 technical and financial Milestone deliverables. We are pleased with the expansion of engineering capability, and with recent changes that seem to reflect an uncluttered clear focus on first-product development, applied with good urgency.
Our increasing confidence is also based on objectives regarding the 3GL released at the Annual General Meeting, that the Company expects
•	3GL will be tested on an M-16 by the end of 2007

•	3GL and it’s munitions will be certified for man firing in the second half of 2007

•	Limited release prototypes by early 2008

•	Field demonstration and munitions that prospective customers can trial by mid 2008
Our confidence contrasts to some concern we held in recent years, because of changes to Company strategy which appeared to us to carry with them a slowing of some development and outcomes, and along with that a negative impact on Shareholder wealth.
If our own improved expectation for the future is concurrent with that of the Board and the Executive, we ask that the Company takes action to review and upgrade Investor and Market communications, as it is disappointing to note that the Company has been largely unsuccessful in communicating a clearly understood, continuous and frequently updated pathway of sustained progress toward fielded product.
On the matter of our shareholding in the Company, over time Rhonda and I have continued to receive proposals for placement of a large parcel of our shares, but to this time we have declined each, as none seemed to us to add the value to the future of the Company that we would wish.
We will continue discussions with interested parties, and will also continue to examine additional opportunities as they become available. We will progress them only if we believe they are likely to add future value to the company.
In the meantime, to support some specific family objectives, we will begin to progressively release some stock in the Australian and US markets over coming months, as we judge trading volumes will support. That preparation includes the conversion of 25 million Metal Storm shares into 1.25 million ADR’s.
We will though, continue to hold the majority of our stock to provide a potentially far greater return in the future, given the success that we expect can result from the present activities of the Company, and from the tighter product focus and schedules that appear to have been put in place by the Company CEO, Dr. Lee Finniear.
In our view, the delivery of fielded product is also strongly enhanced by the important technical and marketing relationship that the Company has developed with Singapore Technology Kinetics (STK). STK’s capabilities and technical excellence with 40mm grenades, seem to us to provide a reliable and rapid path for Metal Storm first-product, and with a partner who appears hungry to achieve international market growth.

J. Mike O’Dwyer

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(1) Ordinary Shares (2) & (3) Unquoted Options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(1) 1,284,379 Ordinary Shares (2) & (3) 193,750 Unquoted Options

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(1) 1,284,379 ordinary shares issued on the conversion of convertible notes
(2) 25,000 unquoted options pursuant to an employment agreement:
Exercise price: A$0.40 each
Expiry: 30 September 2012
(3) 168,750 unquoted options pursuant to an advisory agreement:
Exercise price: A$0.40 each
Expiry: 30 September 2012

+ See chapter 19 for defined terms.

24/10/2005Appendix 3B Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	yes

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	(1)		$0.11, which is 90% of the Volume Weighted Average Price (VWAP) of ordinary shares during the 30 days preceding the Conversion Date, rounded to the nearest whole cent (calculated in accordance with the terms of the convertible notes)
		(2)		& (3) nil

6	Purpose of the issue	(1)		Ordinary shares issued on the conversion of 1,046,531 convertible notes, in accordance with the terms of the convertible notes
	(If issued as consideration for the acquisition of assets, clearly identify those assets)	(2)		Unquoted options pursuant to an employment agreement
		(3)		Unquoted options pursuant to an advisory agreement

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(1 (2	) )	1 October 2007 & (3) 30 September 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	597,915,300 153,280,445 176,756,604	Ordinary Shares Convertible Notes Options

+ See chapter 19 for defined terms.

Appendix 3B Page 2	24/10/2005

Appendix 3B

New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	18,569,688	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents
	Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A

19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B
New issue announcement

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and + class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

	•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

	•	There is no reason why those +securities should not be granted +quotation.

	•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

	•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

	•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Peter R. Wetzig	Date: 3 October 2007.

(Company secretary)

Print name:	Peter R. Wetzig
== == == == ==

+ See chapter 19 for defined terms.

24/10/2005Appendix 3B Page 7

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: October 3, 2007	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary